HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

    November 16, 2007

Mr. Timothy A. Geishecker VIA EDGAR AND FEDERAL EXPRESS Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 4651 100 F Street, N.E. Washington, D.C. 20549

Re: HNI Corporation Definitive Schedule 14A Filed on March 23, 2007 File No. 001-14225
Dear Mr. Geishecker:

Reference is made to your letter dated September 26, 2007 regarding comments by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-captioned filing of HNI Corporation (the "Corporation," "we," "us," or "our").  This letter responds to each comment of that letter.  For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter.  The Staff comments appear in bold and italics and the responses of HNI Corporation follow immediately thereafter.

Director Nominations, page 9
1. Please explain the function(s) your third-party executive search firms perform. Refer to Item 407(c)(2)(viii) of Regulation S-K.

The Corporation respectfully acknowledges the Staff's comment and will explain in all future filings, as applicable, the function(s) of any third-party executive search firms utilized by the Corporation.  Such search firms, when utilized by the Corporation, identify potential nominees for new or vacated seats on the Corporation's Board of Directors (the "Board") based on the Corporation's established criteria for director candidates discussed on page 9 of the Corporation's 2007 Proxy Statement (the "Proxy Statement").

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 2 November 16, 2007
Review, Approval or Ratification of Transactions with Related Persons, page 23

2.     Please include a statement of whether your policies and procedures with respect to transactions with related persons are in writing, and, if not, describe how such policies are evidenced.  Refer to Item 404(b) of Regulation S-K.  In addition, please explain the dates of the transactions mentioned in "Certain Relationships and Related Transactions" on page 23 and whether or not you had policies and procedures with respect to transactions with related persons in effect.

The Board adopted a written policy for the review, approval and ratification of transactions with related persons (the "Policy") on February 14, 2007 and will disclose in all future filings that the Policy, which is described on page 23 of the Proxy Statement, is a written policy.

With respect to the first relationship described under the caption "Certain Relationships and Related Transactions" on page 24 of the Proxy Statement, the Corporation entered into (1) the credit facility under which Bank of America, N.A. ("BofA") is a primary lender and syndication agent on January 28, 2005 and (2) an engagement letter with Banc of America Securities LLC ("Banc LLC") on February 10, 2006, under which Banc LLC acted as the sole book runner and placement agent in connection with the Corporation's private offering, issue and sale of senior debt securities.  As noted on page 25 of the Proxy Statement, the Corporation did not become aware that Columbia Wanger Asset Management, L.P. ("Columbia"), an affiliate of both BofA and Banc LLC, had become a five percent owner of the Corporation's common stock until Columbia filed its Schedule 13G on February 15, 2006, after the consummation of each of the foregoing transactions.  While the Policy itself was not in place at the time of the foregoing transactions, the Corporation did have various other written policies and procedures in place for addressing transactions with related persons.  Because the Corporation was unaware at the time of the transactions with BofA and Banc LLC that Columbia was a 5 percent owner of the Corporation's common stock, no review of the transactions occurred.  In any event, all of the Corporation's transactions with BofA and Banc LLC were arms' length transactions, and Columbia's stock ownership was not a contributing factor in determining the terms and conditions thereof.

With respect to the second relationship described under the caption "Certain Relationships and Related Transactions" on page 24 of the Proxy Statement, the Corporation's operating subsidiary has (1) leased space in the property in question since at least 2000 pursuant to a month-to-month lease (the "First

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 3 November 16, 2007

Lease") and (2) leased additional space in the property commencing June 1, 2006 pursuant to a one (1) year lease (the "Second Lease," together with the First Lease, the "Leases").  Terrence L. and Loretta B. Mealy (collectively, "Mealy") acquired indirect ownership of the property subject to the Leases after the Corporation entered into the First Lease.  Accordingly, the Policy did not apply to the First Lease transaction at the time it was entered into.  The Corporation did not become aware that Mealy had acquired indirect ownership of the property subject to the Leases until after the Corporation had entered into the Second Lease.  While the Policy itself was not in place at the time of the Second Lease transaction, the Corporation did have various other written policies and procedures in place for addressing transactions with related persons.  Because the Corporation was unaware at the time of the Second Lease transaction that Mealy was a 5 percent owner of the Corporation's common stock, no review of the transaction occurred.  In any event, all of the Corporation's transactions with Mealy were arms' length transactions, and Mealy's stock ownership was not a contributing factor in determining the terms and conditions thereof.

Compensation Discussion and Analysis, page 25

3.    The precise nature of your benchmarking activities is not clear.  Please identify the companies the Committee evaluated during its review of the market position of your executive compensation practices, including those whose information is included in the information supplied by the compensation consultants.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S K.  Disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006.  To the extent actual compensation was outside a targeted percentile range, please explain why.

The Corporation respectfully acknowledges the Staff's comment and will include additional disclosure in all future filings, as applicable, regarding (1) the market surveys that the Board evaluated during its review of the market position of the Corporation's executive compensation practices, including those for which information is supplied by any compensation consultants, (2) how total compensation compared to the market data, (3) each benchmarked element of compensation and (4) the reasons actual compensation, if any, was outside a targeted range.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 4 November 16, 2007
The Compensation Committee annually reviews base salaries paid to the Corporation's executives using the following commercially available survey reports:

•	Towers Perrin Human Resources Services ("Towers Perrin") Compensation Data Bank – Executive Compensation Database – 2006 Single Regression Report
•	Mercer Human Resource Consulting ("Mercer") – 2006 US Mercer Benchmark Database – Executive Survey; and
•	Watson Wyatt Data Services ("Watson Wyatt") – 2006/2007 Comp Calculator – Top Management Compensation.

The survey reports made available by Towers Perrin, Mercer and Watson Wyatt cover a significant number of companies over a broad range of industries.  Accordingly, it is not practical to disclose all of the individual companies incorporated within these surveys.  However, in future filings, the Corporation will include additional information about each of the market surveys and the types of information analyzed by the Committee in connection with its review of these surveys.

For purposes of the Compensation Committee's review, market data from the three surveys noted above is combined and averaged to balance data outliers and increase reliability.  No particular industry peer group is selected for competitive review because the Corporation competes for executives within industries other than the office furniture and hearth products industries.  The Compensation Committee believes that the size of the business and scope of the named executive officer's responsibility are the most important benchmarking factors for attracting and retaining named executive officers.  Accordingly, as indicated on page 26 of the Proxy Statement, the Corporation utilizes a regression model across various industries correlating business revenue and compensation.

The Corporation's executive compensation strategy is to target total compensation, including base salary, short-term incentives and long-term incentives, as a whole at approximately 100 percent of the market median.  In its future filings, as applicable, the Corporation will disclose whether the total compensation, or any specific element of compensation, falls outside of our targeted range or percentage and, if so, why the compensation falls outside of such range.

•
Base salary levels for each of the named executive officers are set based on market survey data.  The base salary midpoint is set at 90 percent of the market median and is derived from the three surveys noted above.  In most cases, base salary is set between 80 and 120 percent of the midpoint.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 5 November 16, 2007
•
Annual incentive targets under the HNI Corporation Executive Bonus Plan (the "Bonus Plan") for each of the named executive officers are established slightly above the market median for annual incentive compensation to offset the fact that the midpoint of the base salary range is set slightly below the market median, to emphasize pay-for-performance and to encourage the achievement of personal and financial goals.

•
Total long-term incentive targets for each of the named executive officers are generally set at the market median in an effort to bring total compensation to 100 percent of the market median.  The components of long-term incentive compensation include stock options granted under the HNI Corporation 2007 Stock-Based Compensation Plan (the "Stock Plan") and awards under the HNI Corporation Long-Term Performance Plan (the "Performance Plan").

The Compensation Committee believes that the market level of incentive compensation remains relatively constant over time and, accordingly, retains an independent consultant every three to five years to conduct a thorough, competitive analysis of the Corporation's total executive compensation program.  Mercer most recently conducted this analysis in late 2004 (the "Mercer Study"), and the Compensation Committee has utilized this analysis to establish annual and long-term incentive target percentages for 2005 and 2006.  Management closely monitors the annual market movement of annual and long-term incentive compensation using the same benchmarking approach as described above for base salary.

4.     Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006.  Although you briefly mention that you give some weight to the compensation paid by your industry peers, your disclosure also indicates that you base compensation on individual and company performance.  Your disclosure, however, lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee's decisions to make specific compensation awards.  As one example, there is minimal, if any, disclosure relating to how you determined the actual payouts made under the Bonus or Performance Plans.  Similarly, with respect to 2006 option awards, you state that the targeted dollar value of stock option awards ranges between 25 and 150 percent of an executive's base salary but you provide little analysis of the factors the Committee considered in determining the payouts described in the fifth full paragraph on page 28.  Please explain and place in context how you determined particular payout levels.  Refer to Item 402(b)(1)(v) of Regulation S-K.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 6 November 16, 2007

The Corporation respectfully acknowledges the Staff's comment and will include, to the extent we have not otherwise sought confidential treatment in our request that is being submitted to the Staff on a supplemental basis (as further described in our response to Comment 7 below), additional disclosure in all future filings, as applicable, regarding how and why the Corporation paid each of the particular levels and forms of compensation, including the following:

•	how and why base salary percentages are determined for named executive officers, including additional discussion of the Compensation Committee's use of market surveys for benchmarking;

•
how and why the Compensation Committee determined payouts of annual incentive awards under the Bonus Plan, including additional detail regarding the nature of financial (i.e., economic profit) performance goals and individual strategic objectives and the Compensation Committee's analysis with respect thereto;

•
how and why the Compensation Committee determined payouts under the Performance Plan — for example, explaining how the achievement of certain target levels of "cumulative economic profit" triggers specific awards under the Performance Plan; and

•
how and why the Compensation Committee determined the targeted dollar value of stock option award ranges, including a description of how the Compensation Committee utilizes a specific mathematical formula and market survey data.

The Corporation also intends to disclose how compensation opportunities for each of its named executive officers compare to executives with comparable roles and responsibilities at organizations of comparable size, based on the information in the market surveys described in our response to Comment 3 above.  In addition, as discussed in more detail in our response to Comment 3 above, if compensation falls outside our targeted range for any specific element of compensation, we intend to explain why.  If material, we also intend to discuss any consideration the Compensation Committee gives to internal pay equity in setting compensation for our named executive officers.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 7 November 16, 2007

 5.    Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.  Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

The Corporation explains why each element is considered and how the various targets are established beginning on page 25 of the Proxy Statement under the caption "Elements of Compensation Program."  Nevertheless, the Corporation respectfully acknowledges the Staff's comment and will include additional disclosure in all future filings, as applicable, regarding how each compensation component fits into the Corporation's overall compensation objectives and will explain and place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the Compensation Committee's decisions with respect to other allocated awards.

The elements of total compensation for the Corporation include base salary, annual incentive compensation under the Bonus Plan, long-term incentive compensation under the Performance Plan and stock options under the Stock Plan.  The Corporation believes that total compensation is paramount and, together with the market surveys and the Mercer Study described in the Corporation's response to Comment 3 above, considers all three elements of executive compensation in determining the targets or amounts for each.  In future filings, the Corporation will provide additional quantitative or qualitative disclosure, as appropriate, of the analyses underlying how decisions regarding one type of award motivate the Compensation Committee to award or consider other forms of compensation.

6. Please discuss how you determine when to award compensation, particularly equity-based compensation. Please refer to Item 402(b)(2)(iv) of Regulation S-K.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 8 November 16, 2007

The Corporation respectfully acknowledges the Staff's comment and will include additional disclosure in all future filings, as applicable, regarding how the Corporation determines when to award compensation, particularly equity-based compensation.

Under the Bonus Plan and the Performance Plan, the Board must make all incentive awards, whether in the form of cash or stock, in February of the year following the end of the fiscal year for which the incentive awards are earned.  The Board typically holds a meeting the second full week of February when the prior fiscal year's results are available to facilitate the determination of both the Bonus Plan and the Performance Plan awards for each of the name executive officers.

For administrative convenience and because year-end results are first available at that time, the Board typically awards stock options under the Stock Plan only once per year at the Board's February meeting.  However, stock options or Performance Plan awards may be awarded throughout the year for a new hire, a significant promotion or other special circumstances at either another regularly scheduled Board meeting or by written consent.  In 2006, all stock options for the named executive officers were awarded at the Board's February meeting.

7.     Please disclose the specific items of corporate and individual performance you use to determine incentive amounts and discuss how you structure your incentive awards around these performance goals and objectives.  See Item 402(b)(2)(v) of Regulation S-K.  Refer to the performance objectives relating to annual incentive compensation under the Bonus Plan and awards made under the Performance Plan.  To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4.  In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Corporation respectfully acknowledges the Staff's comment and, to the extent it has not otherwise sought confidential treatment in the request that is being submitted to the Staff on a supplemental basis, will include additional disclosure in all future filings, as applicable, regarding the specific items of corporate and individual performance it used to determine incentive amounts and will discuss how it structures its incentive awards around these performance goals and objectives.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 9 November 16, 2007

The Corporation believes that it would experience competitive harm as a result of disclosure of (1) its economic profit performance targets, for both prior years and future years, related to the Corporation as a whole and its operating segments under the Performance Plan and to the Corporation as a whole and its operating subsidiaries under the Bonus Plan, (2) its named executive officers' individual strategic objectives, for both prior years and future years, under the Bonus Plan and (3) the achievement percentages of its named executive officers related to the individual strategic objectives under the Bonus Plan (the "Confidential Targets").  Accordingly, the Corporation is submitting on a supplemental basis pursuant to Rule 83, simultaneously with its response to your letter, a detailed analysis supporting the Corporation's conclusion that the disclosure of the Confidential Targets would cause the Corporation competitive harm.  The Corporation will describe in its supplemental material and will disclose in all future filings, as applicable, how likely it will be for the named executive officers to achieve the Confidential Targets.

8.    Although you provide a description of how company performance affects compensation, there is minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates you make compensation-related decisions in connection with non-quantitative achievements.  Your disclosure attempts to place in context the target awards for the executives but it is not clear what these target goals are or how they impact specific compensation amounts.  Please provide appropriate detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility.  See Item 402(b)(2)(vii) of Regulation S-K.

The Corporation respectfully acknowledges the Staff's comment and will include additional disclosure and analysis in all future filings, as applicable, regarding how individual performance contributed to actual 2006 compensation for the named executive officers, how the individual strategic objectives are weighted and how they impact specific compensation amounts.  The Corporation notes, however, as discussed in its response to Comment 7, which has been submitted to the Staff supplemental on a confidential basis, that disclosure of individual strategic objectives would result in competitive harm to the Corporation.  Accordingly, individual strategic objectives will not be specifically disclosed in future filings.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 10 November 16, 2007

For each named executive officer, individual performance directly impacts 40 percent of the current year's annual incentive award under the Bonus Plan and is a factor in determining base salary.  In addition, the Corporation believes that individual performance indirectly impacts the Corporation's attainment of its financial performance goals.

If a named executive officer fails to achieve any of his or her individual strategic objectives, the portion (40 percent) of the named executive officer's annual incentive award under the Bonus Plan that is based solely on achievement of individual strategic objectives will be reduced.  Moreover, the failure to achieve these individual objectives is considered, together with other factors discussed on pages 25 and 28 of the Proxy Statement and in the Corporation's response to Comment 4 above, by the Board in establishing the officer's base salary for the following fiscal year.  Due to the importance of each of the named executive officers to the financial performance of the Corporation, the Compensation Committee believes that a low level of achievement by a named executive officer on his or her individual strategic objectives could, in some years, impact the Corporation's financial performance and decrease the portion (60 percent) of the officer's annual incentive award that is based solely on the Corporation's financial performance.

The Corporation will, to the extent we have not otherwise sought confidential treatment in our request that is being submitted to the Staff on a supplemental basis, disclose in future filings, as applicable, additional information regarding the achievement of financial and operational goals within each named executive officer's individual area of responsibility, and how the achievement of individual strategic objectives contributed to actual compensation for each of the named executive officers.

9.     Refer to the disclosure relating to the survey data you obtained from three leading compensation firms, the retention of Mercer Human Resource Consulting, and the use of a consultant for the Compensation Committee and the Board.  Please provide a complete description of each of these consultant's roles with the company.  Include a concise and complete description of the nature and scope of the assignments of the consultants and discuss how their roles and responsibilities differ depending on whether they have been engaged by management, the Committee, or the Board and describe the interaction, if any, between the various groups.  See Item 407(e)(3)(iii) of Regulation S-K.

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 11 November 16, 2007

The Corporation respectfully acknowledges the Staff's comment and will include additional disclosure in all future filings, as applicable, regarding the nature and scope of the assignments of consultants, including how their roles and responsibilities differ depending on who engaged them.

As indicated in the response to Comment 3 above, compensation survey data was purchased from Watson Wyatt, Towers Perrin and Mercer.  No consultants were retained in connection with the Corporation's acquisition of this survey data.  The Corporation utilized the data from the purchased surveys to calculate targeted amounts of base salary for the named executive officers based on the regression model discussed in the response to Comment 3 above.

The Compensation Committee hired Mercer for two executive compensation projects in 2006.  The first project was to review the Corporation's existing change in control arrangements, as discussed in our response to Comment 11 below.  The second project was to review the Corporation's draft Compensation Discussion and Analysis for inclusion in the Proxy Statement.  Mercer reviewed various drafts and provided feedback and comments to the Compensation Committee and the Corporation's management during the course of its review.  In conjunction with its review of the Corporation's Compensation Discussion and Analysis, Mercer also assisted the Compensation Committee and management in calculating the potential payments for each of the named executive officers upon termination from employment or change in control of the Corporation.

Outstanding Equity Awards at Fiscal Year-End 2006, page 37

10.   You include only the last column for stock awards but omit the prior three columns.  Please explain the absence or include the required disclosure as appropriate.  Refer to Item 402(f) of Regulation S K.

The three omitted stock award columns require disclosure of the number of unvested shares or units of stock, the market value of such unvested shares or units and the number of unearned, unvested shares, units or other rights awarded under an equity incentive plan.  The Corporation has never issued stock awards to any of the named executive officers except pursuant to the Performance Plan.  The awards under the Performance Plan are reflected in the final column of the Outstanding Equity Awards at Fiscal Year-End 2006 table on page 37 of the Proxy Statement.  These awards represent the 50 percent of the

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 12 November 16, 2007

Performance Plan award granted in 2006 for the 2006-2008 performance period that, upon vesting, will be settled in stock.  Accordingly, these awards are classified as stock awards pursuant to an equity incentive plan.  As described on pages 27 and 28 of the Proxy Statement under the caption "Long-Term Incentives – Performance Plan" and page 33 of the Proxy Statement under the caption "Summary Compensation Table for Fiscal 2006," the Corporation is unable to determine the number of shares of stock underlying the portion of the Performance Plan award payable in stock until such time as the award vests and is actually paid.  Consequently, the award was reflected in the table at its targeted dollar value, and no shares were set aside on the date of grant.  Notwithstanding the foregoing, in future filings, as applicable, the Corporation will include a column disclosing the number of unearned shares that have not vested, based upon the closing price of the Corporation's common stock as of the end of the fiscal year.

Potential Payments Upon Termination or Change in Control, page 39

11.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements.  Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

The Corporation respectfully acknowledges the Staff's comment and will include additional explanation in all future filings, as applicable, of its change in control arrangements with the named executive officers, together with an explanation of how such arrangements fit into the Corporation's overall compensation objectives and affect the decisions the Corporation made regarding other compensation elements.

The Compensation Committee's rationale for the Corporation's change in control arrangements is a desire by the Compensation Committee to strike an appropriate balance between executive and shareholder interests, preserve productivity, avoid disruption and limit distraction during a period when we are, or are rumored to be, involved in a change in control transaction.  The Compensation Committee wants executives to be able to objectively evaluate any change in control proposal presented to the Corporation without being so advantaged by the potential change in control that he or she would overstate the value of the potential transaction.  Likewise, the Compensation Committee intends to ease the consequences of an unexpected termination of employment so that

Mr. Timothy A. Geishecker Securities and Exchange Commission Page 13 November 16, 2007

offers that are in the best interests of the Corporation and its shareholders are given careful and thoughtful review.  In establishing the payment and benefit levels for each of the named executive officers under their individual change in control employment agreements, the Compensation Committee evaluated several different options and selected the option that best met the objectives outlined above.  The selected option was also consistent with market practices.  In future filings, as applicable, the Corporation will discuss in further detail the option that was selected and why it was selected.

While cognizant of their terms, the Compensation Committee does not currently view the change in control arrangements as an element of current compensation, and such arrangements do not necessarily affect the Compensation Committee's annual decisions with respect to the compensation elements of our compensation program.

Director Compensation, page 41

12.   For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end.  Also disclose the grant date fair value of the stock awards to directors.  Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

The Corporation respectfully acknowledges the Staff's comment and will disclose by footnote in all future filings, as applicable, the aggregate number of stock awards outstanding at fiscal year end.  As of December 30, 2006, the aggregate number of stock awards, which consist solely of grants of the Corporation's common stock, outstanding for each of the Corporation's Directors was as follows:  Ms. Bell – 0 shares; Mr. Calado – 2,000 shares; Mr. Christensen – 5,100 shares; Ms. Francis – 5,700 shares; Mr. Halbrook – 2,000 shares; Mr. Jenkins – 1,000 shares; Mr. Martin – 4,500 shares; Mr. Porcellato – 2,000 shares; Mr. Scalzo – 2,900 shares; Ms. Smith – 5,100 shares; Mr. Stern – 6,300 shares; Mr. Waters – 3,700 shares; and Mr. Stanley – 6,400 shares.

The grant date fair value of the stock awards to the Corporation's Directors during fiscal 2006 is presented in footnote 2 to the Director Compensation table set forth on page 42 of the Proxy Statement.  The Corporation will continue to include such information in all future filings, as applicable.

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Mr. Timothy A. Geishecker Securities and Exchange Commission Page 14 November 16, 2007

We appreciate the Staff's efforts to assist us in complying with applicable disclosure requirements and enhancing our overall executive compensation disclosure.  As requested in your comment letter, we hereby acknowledge that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or requests for additional information in connection with our responses.

Sincerely,
Jeffrey D. Lorenger
Vice President, General Counsel and Secretary